UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mitel Networks Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N/A

(CUSIP Number)

Francisco Partners GP II, L.P.

2882 Sand Hill Road

Menlo Park, California 94025

Attention: Benjamin Ball and Elza Gabriela K. Lichvarova

Telephone: (650) 233-2900

with a copy to:

Michael J. Kennedy, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, California 94111

Telephone: (415) 984-8700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. N/A	Page 2 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Arsenal Holdco I, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

OO

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l, (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 3 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Arsenal Holdco II, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

OO

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 4 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 5 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners GP II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 6 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners GP II Management (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

CO

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 7 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners Parallel Fund II, L.P. 20-4495943
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 8 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners GP II, L.P. 20-2134312
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

CUSIP No. N/A	Page 9 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners GP II Management, L.L.C. 20-3134326
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

219,835,014*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

183,620,190**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

219,835,014* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

50.8%† (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares and exercise of warrants held by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. This does not include Common Shares beneficially owned by any other shareholders party to the Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., Edgestone Capital Equity Fund II Nominee, Inc., Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited, as to which the Reporting Persons disclaim beneficial ownership. See Item 5.
**	Consists of Common Shares issuable upon conversion of Class 1 Convertible Preferred Stock and exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. See Item 5.
†	This percentage is calculated pursuant to Rule 13d3(d)(1)(i) and assumes that none of the outstanding warrants or Class 1 Convertible Preferred Shares or other convertible securities (other than those held by the Reporting Persons and Morgan Stanley Principal Investments, Inc.) have been exercised for, or converted into, Common Shares, and is calculated based on 433,107,415 Common Shares of Mitel Networks, which is the sum of (a) 213,272,401 Common Shares outstanding (as of July 31, 2007), (b) 166,968,315 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (c) 16,651,875 Common Shares issuable upon exercise of warrants held by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l., (d) 32,930,628 Common Shares issuable upon conversion of Class 1 Convertible Preferred Shares held by Morgan Stanley Principal Investments, Inc. and (e) 3,284,196 Common Shares issuable upon exercise of a warrant held by Morgan Stanley Principal Investments, Inc. See Item 5.

The information in each separate Item below shall be deemed to be a response to all Items to which the information relates.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common shares, no par value (“Common Shares”), of Mitel Networks Corporation, a Canadian corporation (the “Company”). The principal executive offices of the Company are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7.

Item 2. Identity and Background.

(a)

This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Arsenal Holdco I, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal I”), (2) Arsenal Holdco II, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal II”), (3) Francisco Partners II (Cayman), L.P., a Cayman exempted limited partnership (“FP II Cayman”), (4) Francisco Partners GP II (Cayman), L.P., a Cayman exempted limited partnership (“FP GP II Cayman”), (5) Francisco Partners GP II Management (Cayman) Limited, a Cayman exempted company (“FP Management Cayman”), (6) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FP Parallel Fund”), (7) Francisco Partners GP II, L.P., a Delaware limited partnership (“FP GP II”), and (8) Francisco Partners GP II Management, L.L.C., a Delaware limited liability company (“FP Management” and, together with Arsenal I, Arsenal II, FP II Cayman, FP GP II Cayman, FP Management Cayman, FP Parallel Fund and FP GP II, the “Reporting Persons”).

(b)

The address of the principal executive office of Arsenal I and Arsenal II is 8-10, rue Mathias Hardt, L-1717 Luxembourg.

The address of the principal executive office of FP II Cayman, FP GP II Cayman, and FP Management Cayman is PO Box 309 GT, Ugland House South Church Street, George Town, Grand Cayman, Cayman Islands.

The address of the principal executive office of FP Parallel Fund, FP GP II and FP Management is located at 2882 Sand Hill Road, Menlo Park, California 94025.

(c)

The principal business of Arsenal I is to make direct and indirect investments in various companies.

The principal business of FP II Cayman is to make direct and indirect investments in various companies. FP II Cayman is the sole member of Arsenal I.

The principal business of FP GP II Cayman is to serve as the general partner of various limited partnerships, including FP II Cayman.

The principal business of FP Management Cayman is to serve as general partner of FP GP II Cayman.

The principal business of Arsenal II is to make direct and indirect investments in various companies.

The principal business of FP Parallel Fund is to make direct and indirect investments in various companies. FP Parallel Fund is a controlling member of Arsenal II.

The general partner of FP Parallel Fund is FP GP II. The principal business of FP GP II is to serve as the general partner of various limited partnerships, including FP Parallel Fund.

The principal business of FP Management is to serve as general partner of FP GP II.

In addition to FP Parallel Fund the remaining members of Arsenal II are HRJ Growth Capital II (NQ), L.P., a Delaware limited partnership, HRJ Growth Capital II, L.P., a Delaware limited partnership, Private Equity Capital Germany SeCS SICAR, a Luxembourg societe en commendite simple, Unicapital Investments V, a Luxembourg fonds commun de placement, NPEP II-A, L.L.C., a Delaware limited liability company, NPEP II-Q, L.L.C., a Delaware limited liability company, Northgate Private Equity Partners III, L.P., a Delaware limited partnership, and NPEP III-Q, L.L.C., a Delaware limited liability company. The principal business of each of these entities is to make direct and indirect investments in various companies. The principal executive office of HRJ Growth Capital II (NQ), L.P. and HRJ Growth Capital II, L.P. is located at 2965 Woodside Road, Woodside, CA 94062. The principal executive office of Private Equity Capital Germany SeCS SICAR and Unicapital Investments V is located at c/o Unigestion-Private Equity, Middle Office, 8C Ave. de Champel CP 387, CH 1211 Geneve 12, Switzerland. The principal executive office of NPEP II- A, L.L.C., NPEP II-Q, L.L.C., Northgate Private Equity Partners III, L.P. and NPEP III-Q, L.L.C., is located at 649 San Ramon Valley Boulevard, Danville, CA 94526.

Mr. Benjamin Ball, Mr. David T. ibnAle, Mr. Luca Gianelli and Ms. Carla Alves Silva are the managers of each of Arsenal I and Arsenal II. Each of Messrs. Ball and ibnAle has a business address of 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025. Mr. Gianelli has a business address of 8-10 rue Mathias Hardt, BP 3023, L-1030 Luxembourg. Ms. Silva has a business address of 8-10 rue Mathias Herdt, L-1717 Luxembourg. Mr. Ball is also a Limited Partner of FP GP II, a Limited Partner of FP GP II Cayman, a Managing Director of FP Management and a Director of FP Management Cayman. Mr. ibnAle is also a Limited Partner of FP GP II.

Mr. Dipanjan Deb is a Limited Partner of FP GP II, a Managing Director of FP Management and a Director of FP Management Cayman. Each of Mr. David M. Stanton, Mr. Neil M. Garfinkel, Mr. Keith Geeslin and Mr. David Golob are Limited Partners of FP GP II and Managing Directors of FP Management. The business address of each of Messrs. Deb, Stanton, Garfinkel, Geeslin and Golob is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

(d)

During the last five years, none of the persons or entities listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e)

During the last five years, none of the persons or entities listed in this Item 2 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of Messrs. Deb, Stanton, Ball, Garfinkel, Geeslin and Golob is a United States citizen. Mr. ibnAle is a Canadian citizen and a permanent resident of the United States. Mr. Gianelli is an Italian citizen. Ms. Silva is a Portuguese citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on August 16, 2007, under the terms of a private placement of Class 1 Convertible Preferred Shares of the Company (“Class 1 Preferred”) by the Company (the “Private Placement”), Arsenal I and Arsenal II purchased in the aggregate 219,747 shares of Class 1 Preferred and warrants to purchase at an exercise price of $1.32 per Common Share up to 16,651,875 Common Shares of the Company for an aggregate purchase price of $219,747,000.

In the Private Placement, Arsenal I purchased 205,819 shares of Class 1 Preferred and warrants to purchase, at an exercise price of $1.32 per Common Share, 15,596,446 Common Shares for an aggregate purchase price of $205,819,000; and Arsenal II purchased 13,928 shares of Class 1 Preferred and warrants to purchase, at an exercise price of $1.32 per Common Share, 1,055,429 Common Shares for an aggregate purchase price of $13,928,000.

Arsenal I obtained funds for the purchase price from capital contributions provided by FP II Cayman; FP II Cayman obtained funds from capital contributions provided by its limited partners and FP GP Cayman; FP GP Cayman obtained such funds from capital contributions provided by its limited partners, each of whom obtained such funds from personal funds.

Arsenal II obtained funds for the purchase from capital contributions provided by its members and FP Parallel Fund; FP Parallel Fund obtained such funds from capital contributions provided by its limited partners.

Item 4.	Purpose of Transaction.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

The Reporting Persons also consummated the transactions described herein in order to partially finance the acquisition by the Company of all of the outstanding stock of Inter-Tel (Delaware), Incorporated on August 16, 2007.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The following disclosure assumes there are 213,272,401 Common Shares outstanding, which the Company represented in the Shareholders Agreement (as defined in Item 6 below) to be the number of Common Shares outstanding as of July 31, 2007. All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of August 16, 2007.

On August 16, 2007, Arsenal I acquired 205,819 shares of Class 1 Preferred that are convertible into 156,385,533 Common Shares, and a warrant to purchase up to 15,596,446 Common Shares. Arsenal I is deemed to beneficially own an aggregate of 171,981,979 Common Shares issuable upon conversion of such shares of Class 1 Preferred and exercise of such warrant, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 43.3% of the outstanding Common Shares. On August 16, 2007, Arsenal II acquired 13,928 shares of Class 1 Preferred that are convertible into 10,582,782 Common Shares, and a warrant to purchase up to 1,055,429 Common Shares. Arsenal II is deemed to beneficially own an aggregate of 11,638,211 Common Shares issuable upon conversion of such shares of Class 1 Preferred and exercise of such warrant, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 2.9% of the outstanding Common Shares. Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein, Arsenal I and Arsenal II may be deemed to share beneficial ownership of the aggregate 183,620,190 Common Shares issuable upon conversion of an aggregate of 219,747 shares of Class 1 Preferred held by Arsenal I and Arsenal II, and the exercise of warrants to purchase, at an exercise price of $1.32 per Common Share, up to an aggregate of 16,651,875 Common Shares held by Arsenal I and Arsenal II, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 46.3% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that Arsenal I and Arsenal II beneficially own those shares held by the other Reporting Person.

FP II Cayman, as the sole member of Arsenal I, FP GP II Cayman, as the general partner of FP II Cayman, and FP Management Cayman, as the general partner of FP GP II Cayman, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I and Arsenal II, and thus beneficially own pursuant to Rule 13d-5 of the Exchange Act, an aggregate of 183,620,190 Common Shares upon conversion of 219,747 shares of Class 1 Preferred and exercise of warrants to purchase up to 16,651,875 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 46.3% of the outstanding Common Shares. Except to the extent of its interests as sole member of Arsenal I, FP II Cayman expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that FP II Cayman is a beneficial owner of the shares of Class 1 Preferred owned by Arsenal I or Arsenal II. Except to the extent of its interests as general partner in FP II Cayman, FP GP II Cayman expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that FP GP II Cayman is a beneficial owner of the shares of Class 1 Preferred owned by Arsenal I or Arsenal II. Except to the extent of its interest as general partner in FP GP Cayman, FP Management Cayman expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that FP Management Cayman is a beneficial owner of the shares of Class 1 Preferred owned by Arsenal I or Arsenal II.

FP Parallel Fund, as the controlling member of Arsenal II, FP GP II, as the general partner of FP Parallel Fund, and FP Management, as the general partner of FP GP II, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I and Arsenal II, and thus beneficially own pursuant to Rule 13d-5 of the Exchange Act, an aggregate of 183,620,190 Common Shares upon conversion of 219,747 shares of Class 1 Preferred and exercise of warrants to purchase up to 16,651,875 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 46.3% of the outstanding Common Shares. Except to the extent of its interests as the controlling member of Arsenal II, FP Parallel Fund expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that FP Parallel Fund is a beneficial owner of the shares of Class 1 Preferred owned by Arsenal I or Arsenal II. Except to the extent of its interests as general partner in FP Parallel Fund, FP GP II expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that FP GP II is a beneficial owner of the shares of Class 1 Preferred owned by Arsenal I or Arsenal II. Except to the extent of its interest as general partner in FP GP, FP Management expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that FP Management is a beneficial owner of the shares of Class 1 Preferred owned by Arsenal I or Arsenal II.

As a result of the voting and disposition provisions in the Shareholders Agreement (as defined in Item 6 below), the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with Morgan Stanley Principal Investments, Inc. and may be deemed to share voting power of, and thus be deemed to beneficially own, 36,214,824 Common Shares issuable upon conversion of 43,340 shares of Class 1 Preferred held by Morgan Stanley Principal Investments, Inc. and exercise of a warrant to purchase up to 3,284,196 Common Shares held by Morgan Stanley Principal Investments, Inc., which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 14.5% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares, and the Reporting Persons expressly disclaim such beneficial ownership. If the Reporting Persons are deemed to share voting power of these shares, the Reporting Persons may be deemed to beneficially own 219,835,014 Common Shares issuable upon conversion of an aggregate of 263,087 shares of Class 1 Preferred held by Arsenal I, Arsenal II and Morgan Stanley Principal Investments, Inc. and exercise of warrants to purchase, at an exercise price of $1.32 per Common Share, up to an aggregate of 19,936,071 Common Shares held by Arsenal I, Arsenal II and Morgan Stanley Principal Investments, Inc., which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 50.8% of the outstanding Common Shares.

As a result of the voting and disposition provisions in the Shareholders Agreement, the Reporting Persons may also be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with, in addition to Morgan Stanley Principal Investments, Inc., the other shareholders of the Company party to the Shareholders Agreement and to share beneficial ownership over the Common Shares owned by such other shareholders. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares, and the Reporting Persons expressly disclaim such beneficial ownership.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) Except as set forth in Item 3 above, no transactions in the Class 1 Preferred were effected during the past sixty days by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

Articles of Amendment

The Articles of Amendment establishing the terms of the Class 1 Preferred are filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Form of Warrant

The form of warrant establishing the terms of the warrants issued to Arsenal I and Arsenal II to purchase up to an aggregate of 16,651,875 Common Shares of the Company for an exercise price of $1.32 per share is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Shareholders Agreement

The Company, Arsenal I, Arsenal II, Morgan Stanley Principal Investments, Inc. (“Morgan Stanley”),

Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (“Edgestone”), Power Technology Investment Corporation (“PTIC”), Terence H. Matthews (“Matthews”), Wesley Clover Corporation (“WCC”) and Celtic Tech Jet Limited (“CTJL”) entered into a Shareholders Agreement dated as of August 16, 2007 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, the shareholders of the Company parties thereto, except for PTIC or any shareholder which, together with its affiliates, holds less than 3% of the Common Shares (on an as-if converted into Common Shares basis), agree to vote their respective Common Shares and shares of Class 1 Preferred to cause the Company to act in compliance with the provisions of the Shareholders Agreement and in particular to vote to approve any Transfer (as defined therein) which is permitted and otherwise made in compliance with the Shareholders Agreement and to cause the board of directors to be composed of nine members, certain members of which are to be nominated by FP II Cayman and Matthews. FP II Cayman shall initially be allowed to nominate four directors, and Matthews shall be allowed to nominate three directors, such nominations to be adjusted upon the acquisition or disposition of shares by Arsenal I, Arsenal II, Matthews and their affiliates and specified related parties. Each party to the Shareholders Agreement, except for PTIC or any shareholder which, together with its affiliates, holds less than 3% of the Common Shares (on an as-if converted into Common Shares basis), also appoints FP II Cayman and Matthews as a proxy to vote such parties shares to elect the directors nominated by FP II Cayman and Matthews.

Pursuant to the Shareholders Agreement, Morgan Stanley also agrees to vote any and all Common Shares and shares of Class 1 Preferred held by it in the manner designated by Arsenal I and Arsenal II and to grant Arsenal I and Arsenal II a proxy to vote all Common Shares and shares of Class 1 Preferred held by it, so long as Arsenal I and Arsenal II, or their affiliates and specified related parties hold at least 30% of the shares of Class 1 Preferred.

Pursuant to the Shareholders Agreement, the Company agrees to provide certain parties to the Shareholders Agreement certain pre-emptive rights in connection with any future issuances of new securities by the Company on a pro rata basis.

The foregoing summary of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of August 16, 2007, by and among the Company, Arsenal I, Arsenal II, Morgan Stanley, Edgestone, Matthews, WCC and CTJL (the “Registration Rights Agreement”), the Company covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by the parties thereto under the applicable securities laws of the United States and/or Canada.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement dated August 27, 2007, by and among Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Francisco Partners II (Cayman), L.P., Francisco Partners GP II (Cayman), L.P., Francisco Partners GP II Management (Cayman) Limited, Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P., and Francisco Partners GP II Management, LLC.

99.2	Articles of Amendment of Mitel Networks Corporation dated as of August 16, 2007.

99.3	Form of Warrant

99.4	Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2007

ARSENAL HOLDCO I, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

ARSENAL HOLDCO II, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

FRANCISCO PARTNERS II (CAYMAN), L.P.

By:	FRANCISCO PARTNERS GP II (CAYMAN), L.P., its General Partner
By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II (CAYMAN), L.P.

By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS PARALLEL FUND II, L.P.

By:	FRANCISCO PARTNERS GP II, L.P., its General Partner
By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.

By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

INDEX TO EXHIBITS

Exhibit Number	Document
99.1	Joint Filing Agreement dated August 27, 2007, by and among Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Francisco Partners II (Cayman), L.P., Francisco Partners GP II (Cayman), L.P., Francisco Partners GP II Management (Cayman) Limited, Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P., and Francisco Partners GP II Management, LLC.

99.2	Articles of Amendment of Mitel Networks Corporation dated as of August 16, 2007.

99.3	Form of Warrant

99.4	Shareholders Agreement dated as of August 16, 2007, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited.